UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-12247

A.    Full title of the plan and the address of the plan, if different from that of the issue named below:

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, TX 75701

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.

Report of Independent Registered Public Accounting Firm

The Audit Committee
The Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. at December 31, 2016 and 2015, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
As described in Note 2 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion was not modified with respect to this matter.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc.’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 29, 2017

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2016	2015
ASSETS
Investments:
Investments at fair value	$20,127,491	$15,061,652
Fully benefit responsive investments at contract value	377,541	277,627
Total investments	20,505,032	15,339,279
Receivables:
Notes receivable from participants	454,301	399,811

Net assets available for benefits	$20,959,333	$15,739,090

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2016	2015
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$3,097,960	$(929,141)
Dividend and interest income	382,343	314,454
Capital gain distributions	—	146
Total investment income (loss)	3,480,303	(614,541)
Interest income from notes receivable from participants	14,881	13,301
Contributions:
Participant	1,858,173	1,816,293
Employer	396,712	149,892
Rollovers	1,431,704	1,738,893
Total contributions	3,686,589	3,705,078
Total additions	7,181,773	3,103,838

DEDUCTIONS:
Benefits paid to participants	1,950,303	2,171,807
Excess contributions returned to participants	—	18,194
Administrative expenses	11,227	26,523
Total deductions	1,961,530	2,216,524
Net increase	5,220,243	887,314

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,739,090	14,851,776
End of year	$20,959,333	$15,739,090

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. (the “Plan”) provides general information about the Plan's provisions. Southside Bancshares, Inc. (the “Company”) is the “Plan Sponsor” and Southside Bank is the “Plan Administrator”. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan whereby eligible employees of the Company are permitted to make regular 401(k) deferrals and Roth 401(k) deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In 2015, the Plan record-keeper was changed from EPIC Advisors, Inc. to Principal Financial Group.

PLAN ADMINSTRATION

Principal Financial Group (the record-keeper) provides certain plan administrative and support services such as compliance testing, processing distribution/loan requests, and enrollment and transaction processing.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the completion of one year of service (at least 1,000 hours) and the attainment of age twenty-one. Participants may enter the Plan on the first day of the Plan year or the first day of the seventh month of the Plan, whichever is coincident with or next following the date on which eligibility requirements are met.

Security officers hired after April 30, 2003 who are also employed on a full-time basis by any federal, state, county, or local law enforcement agency, union employees, leased employees, independent contractors, and non-resident aliens shall be excluded from participation in the Plan.

CONTRIBUTIONS

A participant may elect to defer up to 100% of his or her eligible compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($18,000 for both 2016 and 2015). A participant that attains age 50 before the close of the Plan year is permitted to make catch-up contributions not to exceed $6,000 for both 2016 and 2015, making their elective deferral limitation $24,000 for both 2016 and 2015. Roth 401(k) deferrals are permitted and participants may also make eligible rollover contributions.

The Company has an option to provide matching contributions (for employees hired after December 31, 2005) equal to a matching percentage which the Company, from time to time, deems advisable (50% for 2016 and 2015).  In applying the matching percentage, only salary deferrals up to 5% of a participant’s eligible compensation will be used.  To receive the Company matching contribution for a Plan year, the participant must have made match-eligible contributions during the Plan year, completed 1,000 hours or more of service during the Plan year, must be employed by the Company on the last day of the Plan year (unless termination due to death, disability or attainment of normal retirement age), and must not be currently accruing a benefit under the Retirement Plan for the Subsidiaries of Southside Bancshares, Inc.

ROLLOVER CONTRIBUTIONS

A rollover contribution is an amount received from another plan or individual retirement account (IRA). Under certain circumstances, participants may roll over an amount from another plan to this Plan. This amount comes from contributions made because of past participation in another plan. A rollover is allowed in cash and/or employer stock. A rollover may include an outstanding loan balance, if the participant were affected by a business event that results in a change of employer. A direct rollover may come from other qualified plans, tax sheltered annuity plans and governmental 457 plans. A participant rollover that was originally paid to the participant may come from other qualified plans, tax sheltered annuity plans, governmental 457 plans and traditional IRAs. In 2015, rollover contributions included OmniAmerican Bank Employee Stock Ownership Plan participant account balances that were elected to be rolled over into the Plan by employees upon termination of the OmniAmerican Bank Employee Stock Ownership Plan.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

VESTING

Participants are immediately vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Vesting in the Company matching contributions is based upon years of service (1,000 hours during a Plan year) as follows:

Years of Service	% Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and the Company’s matching contributions (if eligible) and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITED ACCOUNTS

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired, the participant shall have the right to repay to the Plan the portion of the participant’s account which was previously distributed. In the event the participant repays the entire distribution received from the plan, the Company shall restore the non-vested portion of the participant’s account. Unallocated forfeited balances as of December 31, 2016 and 2015 were $10,030 and $1,915, respectively. These accounts will be used to reduce future employer contributions. Also, in 2016 and 2015, employer contributions were reduced by $1,915 and $7,457, respectively, from forfeited nonvested accounts.

PARTICIPANT INVESTMENT OPTIONS

Participants are permitted to invest all contributions among only those investment alternatives made available by the Plan Sponsor under the Plan. Participants may elect to terminate their elective deferrals at any time. Modifications to participants’ deferral amounts are effective at the beginning of the next payroll period. Participants may change their investment options daily via phone or online access to Principal Financial Group.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 ($750 prior to April 5, 2013) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The maximum repayment term of any loan is 5 years.  The $50,000 limit is reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of which such loan was made, over (B) the outstanding loan balance of loans from the Plan on the date on which the loan was made.  A participant may not have more than one (three loans prior to August 20, 2014) loan outstanding at any point in time.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the Wall Street base rate at the date of issuance as determined by Principal Financial Group.  Principal and interest is paid ratably through payroll deductions over not more than 5 years.  If a participant terminates employment with the Company, it will automatically be treated as a distribution to the participant based upon the terms of the plan document.

IN-SERVICE WITHDRAWALS

Participants may be eligible for financial hardship withdrawals to pay medical expenses, the purchase of a residence, expenses of post-secondary higher education, or other eligible expenses. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

withdrawal. The amount withdrawn cannot exceed the amount of the hardship, and participant contributions to the Plan are suspended for at least six months after obtaining a hardship withdrawal. Additionally, participants may withdraw any or all of the participant's vested account if the participant is at least 59 ½ and has not yet terminated employment with the Company. Beginning January 1, 2015, participants may also withdraw all or a portion of rollover contributions at any time.

RETIREMENT BENEFITS

Generally, the fully vested value of the participant’s account is payable at their normal retirement age (55). Participants that work beyond age 55 are permitted to continue participation in the Plan. In-service withdrawals are permitted if a participant is age 59 ½ or older and still employed by the Company.

PAYMENT OF BENEFITS

Upon separation of service with the Company, a participant whose vested account balance is equal to or less than $5,000 is eligible for a distribution paid directly to an eligible rollover plan or to receive an immediate lump-sum distribution equal to their vested account balance. For vested account balances greater than $5,000, a participant is eligible for a distribution paid directly to an eligible rollover plan, a single lump sum payment, fixed period or fixed amount installment payments over a period of time, or partial payments. Cash and employer securities are forms of payment available under the Plan.

ADMINISTRATIVE EXPENSES

The Plan’s administrative expenses are paid by the Company. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. Fees related to the administration of participants' notes receivable and distributions are charged directly to the participants.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. The carrying values of the Plan’s investments have been adjusted to fair value as stated below. All other transactions are recorded on the cash basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value except for fully benefit responsive investments at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Investment contracts that meet the fully benefit responsive investment contract criteria are reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the investment value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the payment date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. Related fees are recorded as administrative expense and are recorded when they are paid. No allowance for credit losses was recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs might include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, volatilities, prepayment speeds, credit risks, etc.); or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Common Stock: Fair value measurement of common stock is based upon the closing price reported on the active market on which the individual securities are traded and is classified in Level 1 of the fair value hierarchy.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

Mutual Funds and Money Market Funds: Mutual fund and Money Market fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

Pooled Separate Accounts: Investments in pooled separate accounts are valued at the NAV of shares held by the Plan at year end as reported by the fund managers. NAV is used as a practical expedient for fair value.

Collective Investment Trusts: Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund as reported by the investment manager of the trust. NAV is used as a practical expedient for fair value.

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

December 31, 2016	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual Funds	$1,620,575	$—	$—	$1,620,575
Common Stock	4,980,535	—	—	4,980,535
	$6,601,110	$—	$—	6,601,110

Collective Investment Trusts (1)				11,591,011
Pooled Separate Accounts (2)				1,935,370
Total investments at fair value				$20,127,491

December 31, 2015	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual Funds	$1,580,759	$—	$—	$1,580,759
Common Stock	3,155,208	—	—	3,155,208
	$4,735,967	$—	$—	4,735,967

Collective Investment Trusts (1)				8,981,437
Pooled Separate Accounts (2)				1,344,248
Total investments at fair value				$15,061,652

(1) Collective Investment Trusts include Principal Trust Target Date Funds which invest in various types of investments, including underlying Principal Funds, and each is managed toward a particular target (retirement) date, or the approximate date a participant starts withdrawing money. Details of the Collective Investment Trusts held are listed in the accompanying supplemental Schedule of Assets (Held at End of Year). No transfer restrictions apply, except the Principal Trust 2060 Fund Z allows one transfer per 30 day period. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.

(2) Pooled Separate Accounts include various separate accounts with the objective to invest in debt and equity investments for current income and long-term growth. Details of the Pooled Separate Accounts held are listed in the accompanying supplemental Schedule of Assets (Held at End of Year). The investments allow one transfer per 30 day period. Once the number of allowed transfers out is met, participants are not allowed to transfer back into the investment option until the holding period elapses. Contributions into the investment option are not impacted.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore the related trust is exempt from taxation. Subsequent to the determinations by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

with the applicable requirements of the Code and therefore believes the Plan as amended and restated is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - RELATED-PARTY TRANSACTIONS

At December 31, 2016 and 2015, the Plan held 132,215 and 131,358 shares of Southside Bancshares, Inc. common stock, respectively, with fair values of $4,980,535 and $3,155,208, respectively. During the years ending December 31, 2016 and 2015, cash dividends paid on Southside Bancshares, Inc. common stock were $354,610 and $250,184, respectively. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. Investments held at the Principal Financial Group as the trustee and record keeper are party-in-interest transactions. The Company pays the administrative fees to Principal Financial Group. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

NOTE 6 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available-for-benefits.

NOTE 7 - EXCESS CONTRIBUTIONS RETURNED TO PARTICIPANTS

During 2017, $13,158 was returned to participants for 2016 contributions made in excess of amounts allowed by the Internal Revenue Code. In 2015, there were no excess contributions.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available-for-benefits reflected by the accompanying financial statements to Schedule H of Form 5500 at December 31:

	2016	2015
Net assets available-for-benefits - financial statements	$20,959,333	$15,739,090
Employer match receivable	415,963	398,627
Net assets available-for-benefits - Form 5500	$21,375,296	$16,137,717

The following is a reconciliation of employer contributions per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2016:

Employer contributions per the financial statements	$396,712
Prior year employer match receivable	(398,627)
Current year employer match receivable	415,963
Employer contributions per Schedule H of Form 5500	$414,048

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
PLAN No. 002 EIN 75-1848732
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value
Identity of issue, borrower, lessor, or similar party			Current Value

Mutual Funds
American Funds New Perspective R6 Fund	1,680	shares	$59,366
American Funds New World R6	300	shares	15,421
Eagle MidCap Growth R6 Fund	10,134	shares	476,516
Franklin SmallCap Growth R6 Fund	7,580	shares	150,840
JP Morgan Disciplined Equity R6 Fund	7,453	shares	176,126
PIMCO Foreign Bond (Unhedged) I Fund	727	shares	6,692
PIMCO Real Return Asset Institutional Fund	1,402	shares	11,414
Vanguard US Value Investor Fund	34,253	shares	627,518
Vanguard Fed Money Market Investment	96,682	shares	96,682
Common Stock
* Southside Bancshares, Inc.	132,215	shares	4,980,535
Collective Investment Trusts
* Principal Trust (SM) Income Fund Z	24,559	shares	385,085
* Principal Trust (SM) Target 2010 Fund Z	85,515	shares	1,613,671
* Principal Trust (SM) Target 2015 Fund Z	52,892	shares	1,061,019
* Principal Trust (SM) Target 2020 Fund Z	60,700	shares	1,287,453
* Principal Trust (SM) Target 2025 Fund Z	73,958	shares	1,633,003
* Principal Trust (SM) Target 2030 Fund Z	121,249	shares	2,769,318
* Principal Trust (SM) Target 2035 Fund Z	27,765	shares	651,930
* Principal Trust (SM) Target 2040 Fund Z	37,264	shares	895,090
* Principal Trust (SM) Target 2045 Fund Z	22,991	shares	563,960
* Principal Trust (SM) Target 2050 Fund Z	13,766	shares	337,272
* Principal Trust (SM) Target 2055 Fund Z	9,891	shares	244,712
* Principal Trust (SM) Target 2060 Fund Z	12,563	shares	148,498
Pooled Separate Accounts
* Principal Diversified International Separate Account Z	1,099	shares	84,272
* Principal Global Diversified Income Separate Account Z	169	shares	2,011
* Principal Global Real Estate Securities Separate Account Z	1,356	shares	16,162
* Principal High Yield I Separate Account Z	4,111	shares	97,006
* Principal Income Separate Account Z	15,224	shares	234,857
* Principal LargeCap Growth I Separate Account Z	11,412	shares	249,966
* Principal LargeCap S&P 500 Index Separate Account Z	3,122	shares	344,517
* Principal MidCap S&P 400 Index Separate Account Z	4,901	shares	252,896
* Principal MidCap Value I Separate Account Z	2,712	shares	111,378
* Principal Real Estate Securities Separate Account Z	3,059	shares	157,199
* Principal SmallCap S&P 600 Index Separate Account Z	4,568	shares	254,988
* Principal SmallCap Value II Separate Account Z	4,376	shares	130,118
Investment Contract
* Principal Fixed Income Guaranteed Option	28,487	shares	377,541
Notes Receivable
* Participant loans	Varying maturity dates with interest rates of 3.25% to 4.25%		454,301
			$20,959,333
* Investment considered a party-in-interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

DATE:	June 29, 2017	BY:	/s/ Julie N. Shamburger
Julie N. Shamburger
Senior Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Southside Bancshares, Inc.

Exhibit Index

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Exhibit	Form	Filing Date	File No.
(23)	Consents of Experts and Counsel
23	Consent of Independent Registered Public Accounting Firm	X